                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                         (Amendment No. 3)*

                        US Geothermal, Inc.
                         (Name of Issuer)

                           Common Stock
                 (Title of Class of Securities)

                            90338S102
                         (CUSIP Number)

                            12/31/10
       (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[  ] Rule 13d-1(d)

Check the following box if a fee is being paid with this statement [ ].  A fee is not required only if the filing person: (1) has a previous statement on file reporting  beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent there to reporting beneficial  ownership of five percent or less of such class.
(See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed  to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS.
 OF ABOVE PERSONS (ENTITIES ONLY)

 Brown Advisory Holdings Incorporated ("BAHI")

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 (a) [ ]
 (b) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
 U.S., Maryland

  5 SOLE VOTING POWER  0 shares
NUMBER OF
SHARES  6 SHARED VOTING POWER  0 shares
BENEFICIALLY
OWNED BY 7 SOLE DISPOSITIVE POWER 0 shares
EACH
REPORTING 8 SHARED DISPOSITIVE POWER 0 shares
PERSON WITH

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 0 shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
 SHARES [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
 0.0%

12.  TYPE OF REPORTING PERSON
        HC
_____________________________________________________________
1. NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS.
 OF ABOVE PERSONS (ENTITIES ONLY)

 Winslow Management Company, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 (a) [ ]
 (b) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
 U.S., Delaware

  5 SOLE VOTING POWER  0 shares
NUMBER OF
SHARES  6 SHARED VOTING POWER  0 shares
BENEFICIALLY
OWNED BY 7 SOLE DISPOSITIVE POWER 0 shares
EACH
REPORTING 8 SHARED DISPOSITIVE POWER 0 shares
PERSON WITH

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 0 shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
 SHARES [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
 0%

12.  TYPE OF REPORTING PERSON
        IA

Item 1(a).  Name of Issuer: US Geothermal, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
  1505 Tyrell Lane
  Boise, Idaho 83706

Item 2(a).  Name of Person Filing:
  This filing is made on behalf of Brown Advisory Holdings
  Incorporated ("BAHI") and BAHI's indirect, wholly-owned
  subsidiary, Winslow Management Company, LLC ("Winslow").

Item 2(b). Address of Principal Business Office:
  901 South Bond Street, Suite 400
  Baltimore, Maryland 21231

Item 2(c).  Citizenship:
  BAHI is a Maryland Corporation
  Winslow is a Delaware Corporation

Item 2(d).  Title of Class of Securities: Common Stock

Item 2(e). CUSIP Number: 90338S102

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check  whether the person filing is a:

  BAHI (g) [x] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

  Winslow (e) [x] An investment adviser in accordance with
  240.13d-1(b)(1)(ii)(E)

Item 4.  Ownership:

(a)  Amount of Beneficially Owned: 0 shares

(b)  Percent of Class: 0%

(c)  Number of shares as to which such person has:

  (i)  Sole power to vote or to direct the vote: 0 shares

 (ii)  Shared power to vote or to direct the vote: 0 shares

(iii)  Sole power to dispose or to direct the disposition of: 0 shares

(iv)  Shared power to dispose or to direct the disposition of: 0 shares

Item 5.  Ownership of Five Percent or Less of a Class. [X]

 The securities as to which this Schedule is filed by BAHI, are as follows:
 0 shares, or 0% of the total shares outstanding of US Gerothermal, Inc.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

 Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the
 Security Being Reported on by the Parent Holding Company or Control Person.

 BAHI is a parent holding company filing on behalf of various direct/indirect subsidiaries pursuant to rule 13d-1(b)(1)(ii)(G) under the Securities and
 Exchange Act of 1934.  See Item 3 and Exhibit A.

Item 8. Identification and Classification of Members of the Group.
 Not applicable

Item 9. Notice of Dissolution of Group.
 Not applicable

Item 10.  Certification.

 By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

 Signature:

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Brown Advisory Holdings Incorporated

 By:  /S/ David M. Churchill
 Name: David M. Churchill
 Title: Secretary & Treasurer
 Date: As of December 31, 2010

 Winslow Management Company, LLC

 By: /S/ Brett D. Rogers
 Name: Brett D. Rogers
 Title: Chief Compliance Officer
 Date:  As of December 31, 2010

JOINT FILING AGREEMENT

Brown Advisory Holdings Incorporated and Winslow Management Company,
LLC agree that the Schedule 13G to which this Agreement is attached, relating to the Common Stock of World Energy Solutions, Inc., is
filed on behalf of each of them.

Brown Advisory Holdings Incorporated

By: /s/ David M. Churchill
Name: David M. Churchill
Title: Secretary & Treasurer
Dated:  As of December 31, 2010

Winslow Management Company, LLC

By: /S/ Brett D. Rogers
Name: Brett D. Rogers
Title: Chief Compliance Officer
Dated:  As of December 31, 2010

EXHIBIT A

Pursuant to the instructions in Item 7 of this Schedule 13G, the identity and the Item 3 classification of the relevant subsidiary is:

Winslow Management Company, an Investment Advisor registered under section 203 of the Investment Advisers Act of 1940.